UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended January 31, 2026

MAK DON DON, INC.

(Exact name of issuer as specified in its charter)

Wyoming	39-3766450
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2000
Primary Standard Industrial Classification Code Number

505 Montgomery Street

10th and 11th Floor

San Francisco, CA 94111

646-287-2368

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the financial statements and related notes included in this report, as well as the section titled “Description of Business” in the Company’s offering statement on Form 1-A.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those expressed or implied.

Results of Operations

The Company was incorporated on June 27, 2025 under the laws of the State of Wyoming. The Company is a development stage company and has not yet generated any revenue from operations.

Total expenses for the semiannual period ended January 31, 2026 were $140,700, compared to $41,540 for the prior period from June 27, 2025 (inception) to July 31, 2025. The increase in expenses primarily reflects professional fees associated with the preparation and filing of the Company’s Regulation A offering statement, legal and accounting fees, and general administrative costs.

Net loss for the semiannual period ended January 31, 2026 was $140,700, or $(0.02) per basic and diluted share, compared to a net loss of $41,540, or $(0.01) per basic and diluted share, for the prior period. The Company expects to continue to incur operating losses until such time as it can generate meaningful revenue from its planned business operations, if ever.

Liquidity and Capital Resources

As of January 31, 2026, the Company had cash of $0, compared to $8,700 as of July 31, 2025.

Net cash used in operating activities for the semiannual period was $140,700, primarily consisting of professional fees and administrative expenses. There was no change in non-cash working capital accounts during the period, as related party payables remained unchanged at $43,000 and accounts payable and accrued expenses remained unchanged at $240.

Net cash provided by financing activities was $132,000, consisting entirely of proceeds from the issuance of 1,320,000 shares of common stock during the period.

The Company has funded its operations since inception through the issuance of common stock (total of $139,000 from 8,320,000 shares issued) and advances from a related party ($43,000). As of January 31, 2026, the Company had $43,000 in related party payables outstanding, unchanged from July 31, 2025.

The net effect of these activities was a decrease in cash of $8,700 during the semiannual period, resulting in a cash balance of $0 at January 31, 2026.

The Company closed a Regulation A, Tier 2 offering of 3,000,000 shares of common stock at $0.10 per share for aggregate gross proceeds of $300,000 on April 13, 2026. After deducting offering expenses of $180,000, the Company retains net proceeds of $120,000. The Company intends to use the net proceeds for general working capital, repayment of outstanding related party payables, and to fund initial business operations.

The Company’s ability to continue as a going concern is dependent on its ability to raise capital through the current Regulation A offering or other sources. There can be no assurance that additional funding will be available on acceptable terms or at all. HUI Kwok Fai, the Company’s independent auditor, included an explanatory paragraph in its audit report for the period ended July 31, 2025 expressing substantial doubt about the Company’s ability to continue as a going concern.

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Trends and Uncertainties

The Company’s financial condition and results of operations may be affected by:

•	Ability to successfully complete the Regulation A offering and raise sufficient capital;

•	Market demand for the Company’s planned products or services;

•	Ability to attract and retain qualified management and personnel;

•	Competitive conditions in the Company’s target industry;

•	General economic and market conditions; and

•	Regulatory changes affecting small business capital formation.

Item 2. Other Information

None.

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Item 3. Financial Statements

Mak Don Don, Inc.

Balance Sheets - Unaudited

As of January 31, 2026 and July 31, 2025

	January 31, 2026 (Unaudited)	July 31, 2025 (Audited)
ASSETS

Current Assets:
Cash	$–	$8,700
Total Current Assets	–	8,700

Total Assets	$–	$8,700

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Related Party Payables	$43,000	$43,000
Accounts Payable and Accrued Expenses	240	240
Total Current Liabilities	43,240	43,240

Total Liabilities	43,240	43,240

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value; 1,000,000,000 shares authorized;8,320,000 shares issued and outstanding at January 31, 2026(7,000,000 shares at July 31, 2025)	–	–
Common Stock (par value)	–	–
Additional Paid-in Capital	139,000	7,000
Accumulated Deficit	(182,240)	(41,540)
Total Stockholders’ Equity	(43,240)	(34,540)

Total Liabilities and Stockholders’ Equity	$–	$8,700

The accompanying notes are an integral part of these financial statements.

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Mak Don Don, Inc.

Statements of Operations — Unaudited

For the Semiannual Period Ended January 31, 2026 and the Period from Inception (June 27, 2025) to July 31, 2025

	Six Months Ended January 31, 2026	June 27, 2025 (Inception) to July 31, 2025
REVENUE
Revenue	$–	$–

OPERATING EXPENSES
Administrative and Professional Fees	140,700	41,540
Total Operating Expenses	140,700	41,540

Net Loss Before Income Taxes	(140,700)	(41,540)
Provision for Income Taxes	–	–
Net Loss	$(140,700)	$(41,540)

Comprehensive Loss	$(140,700)	$(41,540)

Net Loss Per Common Share — Basic and Diluted	(0.02)	(0.01)

Weighted Average Shares Outstanding	8,320,000	7,000,000

The accompanying notes are an integral part of these financial statements.

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Mak Don Don, Inc.

Statement of Changes in Stockholders’ Equity — Unaudited

For the Period from June 27, 2025 (Inception) to January 31, 2026

	Shares of Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Shares issued on June 30, 2025	7,000,000	$7,000	$–	$7,000

Net Loss — Inception to July 31, 2025	–	–	(41,540)	(41,540)

Balance — July 31, 2025	7,000,000	$7,000	$(41,540)	$(34,540)

Shares issued Aug 1, 2025 to Jan 31, 2026	1,320,000	132,000	–	132,000

Net Loss — Semiannual Period Ended Jan 31, 2026	–	–	(140,700)	(140,700)

Balance — January 31, 2026	8,320,000	$139,000	$(182,240)	$(43,240)

The accompanying notes are an integral part of these financial statements.

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Mak Don Don, Inc.

Statements of Cash Flows — Unaudited

For the Semiannual Period Ended January 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(140,700)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Changes in Related Party Payables	–
Changes in Accounts Payable and Accrued Expenses	–
Net Cash Used in Operating Activities	(140,700)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock (1,320,000 shares)	132,000
Net Cash Provided by Financing Activities	132,000

Net Decrease in Cash	(8,700)

Cash at Beginning of Period	8,700
Cash at End of Period	$–

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid for Interest	$–
Cash Paid for Income Taxes	$–

The accompanying notes are an integral part of these financial statements.

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Mak Don Don, Inc.

Notes to Unaudited Semiannual Financial Statements

January 31, 2026

Note 1 — Basis of Presentation

The accompanying unaudited semiannual financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and pursuant to Regulation A of the Securities Act of 1933, as amended. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented have been included. Operating results for the semiannual period ended January 31, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending July 31, 2026.

The Company was incorporated on June 27, 2025 under the laws of the State of Wyoming. The Company’s fiscal year ends on July 31.

These interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company’s offering statement on Form 1-A, as amended.

Note 2 — Going Concern

As reflected in the accompanying financial statements, the Company has an accumulated deficit of $182,240, a working capital deficit of $43,240, and no revenue generating operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to address these conditions include completing the Company’s Regulation A offering to raise additional capital. HUI Kwok Fai, the Company’s independent auditor, included an explanatory paragraph in its audit report for the period ended July 31, 2025 expressing substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 — Related Party Transactions

As of January 31, 2026 and July 31, 2025, the Company had $43,000 in payables due to a related party (Hing Choi TSANG, Chief Operating Officer). These amounts represent advances made to fund organizational costs, professional fees, and operating expenses. The advances are non-interest bearing, unsecured, and payable on demand.

Man Kin LAU, the Company’s Chief Executive Officer and sole director, holds 84.13% beneficial ownership of the Company’s common stock. As of January 31, 2026, Mr. LAU owned 7,000,000 shares of common stock.

Note 4 — Equity

The Company has authorized 1,000,000,000 shares of common stock, $0.0 par value. As of January 31, 2026, 8,320,000 shares were issued and outstanding (July 31, 2025: 7,000,000 shares). During the semiannual period, the Company issued 1,320,000 shares at $0.10 per share for total proceeds of $132,000. Cumulative consideration received from all share issuances is $139,000.

The Company, on April 13, 2026, closed its Regulation A, Tier 2 offering of 3,000,000 shares of common stock at $0.10 per share for aggregate gross proceeds of $300,000. Amendment No. 1 to the Form 1-A was filed on December 3, 2025.

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Note 5 — Income Taxes

The Company has recorded no income tax benefit for the periods presented due to the uncertainty of realizing any deferred tax assets relating to its net operating losses. As of January 31, 2026, the Company had net operating loss carryforwards of approximately $182,240, which begin to expire in 2045. The utilization of these carryforwards is subject to limitations under Section 382 of the Internal Revenue Code.

Note 6 — Subsequent Events

The Company has evaluated subsequent events through May 5, 2026, the date these financial statements were available to be issued. On December 3, 2025, the Company filed Amendment No. 1 to its Form 1-A offering statement with the Securities and Exchange Commission. The offering closed on April 13, 2026, where all 3,000,000 shares of common stock were sold at $0.10 per share for aggregate gross proceeds of $300,000. No other events have occurred that would require adjustment to or disclosure in these financial statements.

Item 4. Exhibits

None.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAK DON DON, INC.

By:	/s/ Man Kin LAU
Man Kin LAU President, Chief Executive Officer and Director
(Principal Executive Officer and Principal Financial Officer)

Date: May 14, 2026

Signature	Title	Date

/s/ Man Kin LAU	Chief Executive Officer and Director	May 14, 2026
Man Kin LAU

/s/ Hing Choi TSANG	Chief Operating Officer and Director	May 14, 2026
Hing Choi TSANG

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